INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Capitol Acquisition Corp. II (a development stage company) (the “Company”) on Form S-1 of our report dated February 15, 2011, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Capitol Acquisition Corp. II as of February 7, 2011, and for the period from August 9, 2010 (inception) through February 7, 2011, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp
Melville, New York
February 15, 2011